UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): April 27, 2020

BRIX REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

3090 Bristol Street, Suite 550, Costa Mesa, CA 92626
(Full mailing address of principal executive offices)

(855) 742-4862

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

Delay in Filing Annual Report on Form 1-K

BRIX REIT, Inc. (the “Company”) makes the following disclosure pursuant to the Securities and Exchange Commission (“SEC”) order on March 26, 2020, set forth in SEC Release No. 33-10768, providing conditional relief to companies qualified under Regulation A that are unable to timely comply with their filing obligations as a result of the novel coronavirus (“COVID-19”) outbreak (the “Order”). The current outbreak of COVID-19 has posed a significant impact on the Company’s ability to file on a timely basis its Annual Report on Form 1-K for the year ended December 31, 2019 (the “Annual Report”) that is due April 29, 2020 (the “Original Due Date”), and therefore the Company has elected to rely on the conditional filing relief provided under the Order.

The current COVID-19 outbreak has caused severe disruptions and has required the Company’s accounting staff and the staff of the Company’s independent registered public accounting firm to work from home, resulting in limited access to the Company’s facilities, which has caused a delay in the Company’s ability to prepare and analyze its financial statements for inclusion in the Annual Report. The Company therefore has decided to rely on the conditional relief provided in the Order. The Company expects to file the Annual Report on or before June 12, 2020, or within 45 days after the Original Due Date.

Delay in Determining Net Asset Value Per Share

The Company previously announced on March 30, 2020 that it expected the Company’s Board of Directors (the “Board”) to announce a new net asset value (“NAV”) per share. That announcement was made in connection with the March 30, 2020 suspension of the Company’s Regulation A-Tier 2 offering of its shares of common stock, the distribution reinvestment plan and the share repurchase program until such time, if any, that the Board determines to reinstate the offering, distribution reinvestment plan and share repurchase program after an independent valuation expert completes a valuation of the Company’s real estate properties and investments, and the Company announces its new NAV per share.

The Company expects to be able to determine its new NAV per share concurrent with the filing of its Annual Report, which, as stated above, has been delayed due to the current COVID-19 outbreak.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX REIT, INC.

By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Chief Financial Officer

Date: April 27, 2020